SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502

June 12, 2007

Re:	Portugal Telecom, SGPS, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed April 21, 2006 (File No. 001-13758)

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Spirgel:

On behalf of our client Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or the “Company”), we are writing to follow-up on our letter dated May 29, 2007 regarding Portugal Telecom’s accounting treatment of its investment of UOL.  You asked for additional information regarding the Company’s decision to deconsolidate UOL as of January 1, 2005 rather than from February 2005.

We note that for all matters relating to the financial statements and the accounting policies and practices of the Company, the responses set forth below are based solely on information received from the Company’s management.

As discussed in our letter of May 29, 2007, Portugal Telecom converted its subordinated loans to UOL into shares of that company in February 2005.  Portugal Telecom concluded that this conversion was a reconsideration event and ceased the consolidation of UOL based on the guidance in FIN 46(R), paragraph 7.  Portugal Telecom has informed us that because the effect of UOL’s results on Portugal Telecom’s results for the period from January 1, 2005 prior to the date of conversion was not material, the Company ceased to consolidate UOL as of January 1, 2005 rather than as of the date of the conversion of the loans in February 2005 (such period, the “Stub Period”).  In reaching this conclusion, Portugal Telecom determined that its financial statements for U.S. GAAP purposes for the year ended December 31, 2005 were not materially affected by the use of the equity method to account for Portugal Telecom’s interest in UOL during the Stub Period rather than consolidating UOL during the Stub Period.

LOS ANGELES	PALO ALTO	WASHINGTON, D.C.	BEIJING	HONG KONG	LONDON	TOKYO

SIMPSON THACHER & BARTLETT LLP

Mr. Larry Spirgel	June 12, 2007

Accordingly, we respectfully request that the SEC Staff allow Portugal Telecom to provide audited financial statements of UOL for the full year 2005 in its 2006 Form 20-F.

*     *     *

Please contact S. Todd Crider at (212) 455-2664 or John C. Ericson at (212) 455-3520 with any questions or comments.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Henrique Granadeiro
Zeinal Bava
Luis Pacheco de Melo
Francisco Nunes